December 13, 2024

Jeb Spencer
Chief Executive Officer
Southport Acquisition Corp
268 Post Road Suite 200
Fairfield, CT 06824

Neal Harmon
Chief Executive Officer
Angel Studios, Inc.
295 W Center St.
Provo, UT 84601

       Re: Southport Acquisition Corp
           Registration Statement on Form S-4
           Filed November 12, 2024
           File No. 333-283151
Dear Jeb Spencer and Neal Harmon:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed November 12, 2024
Cover page

1.     Your cover page discusses the method of issuance of Combined Company
Common
       stock to holders of ASI common stock. In an appropriate place in your proxy statement/prospectus, revise to explain how you determined the number of shares of
       Class A and B Common Stock to register overall and specifically how you determined the number of shares of Combined Company Common Stock issued to each class of
       ASI and SAC shareholders relative what they currently own.
 December 13, 2024
Page 2

2.     We note your disclosure that certain members of the Sponsor, SAC directors and
       officers and certain ASI executive officers and directors participated in the ASI Reg A
       Offering. Throughout your proxy statement/prospectus, disclose the amount of shares purchased by each such investor. In this regard, your disclosure indicates that management of SAC noted that the success of ASI Reg A Offering had been identified by ASI as a required precursor to signing the Business
Combination, and
       was viewed by ASI   s management as both an important confirmation of
ASI   s
       business and funding model and an essential infusion of capital in the interest of the
       Combined Company, and yet it appears that the same management of SAC also invested in the offering and facilitated such success.
3. Where you discuss the various voting thresholds for each of the matters presented at the SAC Special Meeting, revise to discuss the level at which the vote is assured pursuant to the terms of the Sponsor Support Agreement, similar to the disclosure you provide on page 20.
4. Revise or provide a table that includes the pro forma impact on potential dilution from the 11,500,000 outstanding SAC Public Warrants if converted into 0.1 newly issued share of SAC Class A common stock, with any fractional entitlement being rounded down, if the Warrant Amendment Proposal is approved.
Q: Why is SAC proposing the Business Combination?, page 5

5. On page 6 the disclosure indicates that the SAC's board believes that the Business
       Combination is in the best interests of SAC and its stockholders and presents an opportunity to increase stockholder value. Please clarify whether the determination was that the Business Combination is fair and in the best interests of SAC Public
       Stockholders, as you indicate on page 158, and revise for consistency.
Q. What conditions must be satisfied to complete the Business Combination?, page 13

6. Revise to clarify that you recently received shareholder approval to amend your
       Charter to eliminate the limitation that you may not redeem your outstanding Class A
       Common Stock to the extent that such redemption would result in the Company having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the
       Securities Exchange Act of 1934, as amended), of less than $5,000,001 and explain how the amendment to your charter impacts the related merger condition. Make consistent revisions throughout your proxy statement/prospectus. Summary of the Joint Proxy Statement/Prospectus, page 27

7.     In an appropriate place in the summary, include a diagram of the organizational
       structure of SAC, ASI, and Merger Sub prior to and after the consummation of the
       Business Combination. Depict in the diagram how equity ownership and voting
       control of the Combined Company will differ due to the disparate voting rights of
       Combined Company Class A and Class B Common Stock.
 December 13, 2024
Page 3
8. Please revise where appropriate to discuss the anticipated dual-class structure of the
       Combined Company, which, as you disclose elsewhere, will have the effect of
       concentrating more than 50% of voting power with holders of Combined Company
       Class B common stock, including ASI   s co-founder and Chief Executive
Officer,
       Mr. Neal Harmon.
Financing Arrangements, page 42

9. Where you discuss the material terms of the Reg A Offering and the financing arrangement with Off the Chain, please discuss how the proceeds were used. If these financing transactions were intended to facilitate the Business Combination and, therefore, will have a dilutive impact on non-redeeming shareholders, please state so.
       In this regard, these offerings were conducted while you were actively negotiating the letter of intent for this business combination. Further discuss here your stated intent to secure additional financing and provide the status of such efforts. Explain how you arrived at the assumption that you will secure $10.0 million of Company Interim
       Financing. Refer to Item 1604(b)(5) of Regulation S-K.
Dilution, page 44

10. The amounts presented here and elsewhere do not appear to satisfy the requirements of Item 1604(c) of Regulation S-K. The SPAC's net tangible book value per share, as adjusted, should depict the net tangible assets per share that the SPAC will contribute to the post-combination entity. Do not label as pro forma the Item 1604(c) amounts presented. Please revise to present in tabular form your calculations of the numerator and denominator used to arrive at the SPAC's net tangible book value per share, as adjusted. The calculation of the numerator (SPAC's net tangible book value, as
       adjusted) should begin with the SPAC   s historical net tangible book
value as of the
       most recent balance sheet date, and include material adjustments, such as probable or consummated transactions and other effects from the de-SPAC transaction (e.g., all financing transactions, payment of deferred underwriting costs, payment of compensation to the Sponsor, de-SPAC transaction costs, reclassifications from the trust account to cash, etc.), while excluding the de-SPAC transaction itself. The calculation of the denominator (total shares, as adjusted) should separately list each item (e.g., Founder Shares, Public Shares, Earnout Shares issued to the Sponsor, shares issued upon conversions, other share adjustments, etc.), excluding the de-SPAC transaction itself, that is probable of occurring prior to or in conjunction with the de-
       SPAC transaction. Refer to Section II.D.3 of SEC Release No. 33-11265. Compensation Received by the Sponsor and its Affiliates, page 45

11. Please revise to disclose, in a tabular format, the terms and amount of the compensation received or to be received by the Sponsor, its affiliates, and promoters in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by SAC to the Sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the
       Business Combination or any related financing transaction; and, outside of the table, the extent to which that compensation and securities issuance have resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company. Refer to Item 1604(b)(4) of Regulation S-K.
 December 13, 2024
Page 4

Sources and Uses of Funds for the Business Combination, page 59

12. Revise the tables to reflect the scenarios you describe in the respective headers, as it does not appear that the initial tables reflect different scenarios. Also, revise throughout to reflect the amounts in the trust account following the most recent series of redemptions.
Risk Factors, page 65

13. Please revise this section to provide a risk factor addressing the risks of conflicts of interest on behalf of ASI, such as you do for SAC on page 87.
14. We note your disclosure on page 166 that you intend to seek additional capital from investors to support the Combined Company post-Closing. Please provide a risk factor to discuss any associated risks a potential financing could cause to investors, disclose that you have made no such commitments yet, if true, and address the risk if you are unable to secure such financing. Disclose the anticipated liquidity position of the combined company following the Business Combination, particularly in light of the redemptions recently reported on the Form 8-K dated November 13, 2024, including the amount of cash necessary to pay expenses related to the Business Combination.
15. We note your disclosure on page 165 that the SAC board of directors has not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders of
       SAC for purposes of negotiating the terms of the Business Combination on their behalf and/or preparing a report concerning the approval of the Business Combination. Please provide a risk factor to discuss relevant risks of not retaining an
       unaffiliated representative.
16. Please revise this section to provide a risk factor regarding the risks associated with the Business Combination not being structured to require the approval of a majority of the unaffiliated stockholders of SAC.
Risks Relating to ASI, page 65

17. We note your disclosure on page 269 that theatrical distribution typically involves significant risks and high upfront marketing costs, and that you incur significant marketing and advertising costs before and throughout a theatrical release in an effort to drive public awareness of the film and increase ticket sales. Please provide a risk factor discussing relevant risks.
Background to the Business Combination, page 150

18. Disclose who proposed the pre-money enterprise value of $1 billion for ASI and the basis for this valuation when preparing the initial letter of intent, discussed on page
       154.
19. Clarify whether the financial and marketing materials provided by ASI's management constituted financial projections of ASI that were prepared by ASI and shared with you.
20. We note your disclosure on page 154 that considerations used in determining the equity value for ASI of at least $1.5 billion included, among other factors, both comparable public equity trading valuations and private investment valuations, and
 December 13, 2024
Page 5

      that the assumptions underlying these financial analyses were based on the exercise of professional judgment and the significant industry expertise and experience of
      members of SAC   s management team, as well as assistance from
Oppenheimer.
      Please expand this discussion to provide more detail as to the comparable public equity trading valuations and private investment valuations, and disclose the assumptions used. Elaborate upon the "other financial and market materials provided by ASI's management and analysis of other companies in the media industry." Please also disclose all other material factors used to arrive at this equity valuation.
21. Clarify the role that Oppenheimer played and the level of diligence performed in connection with the Business Combination. Disclose the fees paid and due to
      Oppenheimer.
22.   We note your disclosure on page 157 regarding the August 29, 2024 ASI Reg
A
      Offering at a price of $30.24 per share of ASI Class C Common Stock, up to a $20.0 million maximum offering amount, implying a valuation of ASI of approximately
      $906.5 million. Please explain how this implies the valuation of $906.5 million.
23.   On page 158, where you discuss the September 9, 2024 meeting of SAC   s
board of
      directors, please expand your disclosure to include the financial assumptions and analyses used in valuing ASI that the management of SAC provided to the directors.
      Clearly disclose the valuation of ASI relied upon in these discussions.
24. Explain why ASI determined to conduct the Reg A Offering at the same time the parties were negotiating the letter of intent.
25. We note your disclosure on page 265 that two members of ASI's board of directors resigned from August to October of 2024, which follows the commencement of discussions between SAC and ASI. Please revise here to disclose whether and how these resignations impacted negotiations.
26. Please revise to briefly disclose the reasons either SAC or Party A, Party C, and Party
      D decided not to continue pursuing the Business Combination.
Benefits and Detriments of the Business Combination, page 160

27. You disclose here and throughout the proxy statement/prospectus that a benefit of the
      Business Combination is the opportunity for ASI to become a publicly traded company and for shares to trade on a national securities exchange. Revise to disclose whether this is a condition of the Business Combination that both parties do not intend to waive considering listing is not assured and could be more difficult in light of the recent redemptions.
SAC's Board of Directors' Reasons for the Business Combination, page 161

28. To the extent the SAC board of directors considered the equity valuation determined internally of ASI and/or the dilution described in Item 1604(c) of Regulation S-K, please affirmatively identify them in the list of factors considered.
29. You discuss ASI's Future Opportunities, however, you do not appear to acknowledge
      ASI's decline in revenues due to, for example, the lack of significant revenues from theatrical releases since the Sound of Freedom movie that was released in 2023 and the decline in distribution revenues as a result of the termination of the agreement
 December 13, 2024
Page 6

       relating to The Chosen. Tell us how ASI's financial performance in 2024 was considered by the SAC Board of Directors and, if not, please state why not.
30. You mention Redemption Risk as a factor and risk weighing negatively. Revise to discuss the amount remaining in the trust account which leaves a reduced amount of cash available to the Combined Company and whether such reduction in cash alters the Board's recommendation.
ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal, page 202

31. Please disclose the reason for the one abstention of the ASI board of directors in voting for this proposal, if known.
ASI Stockholder Proposal No. 1: The ASI Business Combination Proposal
ASI's Board of Directors' Reasons for the Business Combination, page 202

32.    Explain how the Business Combination is the "Best Available Fundraising
and
       Growth Path." If your reference to "fundraising" relates to the proceeds available to the Combined Company from the trust account, revise to acknowledge the risks associated with the availability of such proceeds in the event of redemptions.
33.    Elaborate upon the factor that discusses "Route to Becoming a Public
Company."
       This factor is unclear considering ASI is already a public company.
34.    We note your disclosure on page 203 that ASI   s board of directors
considered a
       "proposed financial analysis and model of the Combined Company." Disclose the content of this analysis and model and who prepared it. Refer to Item 1609 of
       Regulation S-K. In this regard, your disclosure that "ASI's board of directors considered factors related to its projected financial outlook for the Combined
       Company but did not rely on these projections as a determinative factor in its decision to enter into the Merger Agreement" seems to indicate some amount of reliance upon this information in recommending the business combination to shareholders.
U.S. Federal Income Tax Considerations, page 208

35. We note your disclosure that the Business Combination is intended to qualify as a reorganization, but if it does not qualify as a reorganization, "the receipt of Combined
       Company Common Stock in exchange for ASI Common Stock in the Merger will be a taxable transaction" and "in general, a U.S. holder whose shares of ASI Common
       Stock are converted into the right to receive Combined Company Common Stock and cash in the Business Combination will recognize capital gain or loss for U.S. federal income tax purposes..." As it appears that these tax consequences are material to investors, revise to provide an opinion of counsel that addresses and expresses a conclusion for each material federal tax consequence. To the extent the opinion is subject to uncertainty, counsel should explain why a "will" opinion cannot be given and describe the degree of uncertainty. Refer to Item 601(b)(8) of Regulation S-K and
       Section III of Staff Legal Bulletin No. 19.
 December 13, 2024
Page 7
Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Pro Forma Presentation, page 223

36.    Please tell us how you determined that the conversion of 11,500,000 SAC
Public
       Warrants into 1,150,000 shares of SAC Class A Common Stock is probable when calculating your pro forma shares outstanding.

Pro Forma Other Transaction Accounting Adjustments, footnote (l), page 227

37. Please tell us how the additional pro forma information provided in this footnote complies with Article 11 of Regulation S-X.
Information about ASI, page 264

38. Explain how "implementation of [ASI's] bitcoin reserve is intended to support ASI's mission-driven approach." And explain how the bitcoin treasury operates as a "for-
       profit 'endowment for the arts' based on the bitcoin standard that seeks to build a financial foundation to fund the world's best filmmakers to produce stories..." Explain what you mean by the "bitcoin standard" and "for-profit endowment." Considering you recorded a gain on the sale of a portion of your digital assets earlier this year, explain how you used such proceeds to "build a financial foundation." Explain your plans with respect your ownership of bitcoin, given that you state in your periodic reports that your ability to sell your digital assets, among other things, could assist in meeting your operating cash flow requirements.
39. Throughout your proxy statement/prospectus, consistently state the amount of bitcoin that you own as of the most recent balance sheet date, as you make references to 125 and 300 bitcoin depending upon the context of the disclosure.
Our Product and/or Services, page 267

40. This discussion does not appear to have been updated to reflect material products and services of your business for the most recent fiscal year, such as quantitative information around the number of theatrical releases overall and qualitative information about projects completed and underway. Revise to provide additional disclosure, rather than state that "you have produced and filmed hundred of original comedy specials from various up-and-coming comedians. We have also licensed several motion pictures for exclusive theatrical and digital distribution." Similarly, you highlight the termination of the distribution of The Chosen, however, you have not disclosed any other material distribution arrangements.
ASI's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 275

41. Please provide your analysis of your results of operations and cash flows for the year ended December 31, 2023 compared to 2022. Refer to Item 303(b) of Regulation S-K.
 December 13, 2024
Page 8
42. In your discussion of the interim changes in the various operating expense line items, you identify multiple factors for changes without quantifying the impact of each.
       Please revise to quantify the change for each of the factors that you cite. Refer to Item
       303(b) of Regulation S-K.
43. Please provide a table that separately lists all sources of revenues for each period presented (Digital and Physical Media Revenue, Pay-it-forward Revenue, Angel
       Guild, Theatrical Release Revenue, Content Licensing, and Other revenue). See Item
       303(b) of Regulation S-K.
Trends and Key Factors Affecting Our Performance, page 279

44. Revise to disclose the metrics and key performance indicators considered material to an understanding of ASI's business. In this regard, disclose the number of Angel
       Guild memberships as of a current date and provide historical information for comparable periods, with a view to understanding its growth. Provide similar data about other metrics you track, such as distribution partners, MAUs, app installs or similar metrics.
Beneficial Ownership of Securities, page 293

45. For each entity disclosed in this section, please revise to identify the natural person(s)
       that hold voting and/or dispositive power, as well as their percent voting power, of the relevant shares.
46. Revise to disclose the beneficial ownership of ASI as of a current date before the consummation of the Business Combination.
Certain Relationships and Related Person Transactions, page 298

47. Please revise to indicate whether the transactions discussed in this section include each applicable transaction up to the date of the prospectus. If not, please revise to discuss any applicable transactions.
Angel Studios, Inc.
1. Description of Organization and Summary of Significant Accounting Policies Content Licensing, page F-71

48. Please disclose the significant payment terms (for example, when payment is typically due) for your content licensing arrangements and clarify if an allowance for doubtful accounts is recorded. Refer to ASC 606-10-50-12.
General

49. Please revise, where applicable, to discuss the general character of the Sponsor's business and describe the experience of the Sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the
       Sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. Refer to Items 1603(a)(2) and (3) of Regulation
S-K.
50. To the extent applicable, please revise to include the disclosure required by Item
       1603(a)(9) of Regulation S-K for each class of securities, where appropriate. Where there are restrictions on transfer, please provide this disclosure in tabular format.
 December 13, 2024
Page 9

51. Throughout the prospectus, where you discuss your dual-class structure and your status as a "controlled company" due to a majority of voting power held by a single shareholder, please identify the shareholder and disclose the percentage of voting power over matters requiring shareholder approval.
52. To the extent applicable, where you discuss compensation that has been or will be awarded to, earned by, or paid to the Sponsor, its affiliates, and any promoters, or the amount of securities issued or to be issued by SAC to the Sponsor, its affiliates or promoters, or reimbursements to be paid to such parties, please clearly disaggregate the nature and amount of compensation and reimbursements by individual party. Ensure that the disclosure is clear and explains any circumstances
or
      arrangements under which the Sponsor, its affiliates, and promoters, directly or indirectly, have transferred or could transfer ownership of securities of SAC, or that have resulted or could result in the surrender or cancellation of such securities. Refer to Item 1603(a)(6) of Regulation S-K.
53. In connection with the investor presentation dated and filed on Form 8-K on
      September 11, 2024, please address the following:
          Revise your slide deck to provide box office and TV & streaming revenues and "Financial Overview" information for 2024, rather than solely highlighting your favorable results from 2023;
          Where you discuss your slate of movies, clarify those that are theatrical vs. TV
          & streaming releases, given the different amounts of revenue you may earn;
          Clarify why you refer to the "Angel Treasury" as a foundation, when it appears that your digital assets are held by you;
          Clarify why you refer to the Microstrategy case study and otherwise indicate an intent to hold bitcoin you acquire when your periodic reports disclose that you may sell your digital assets to support operating cash flow; and Provide support for data you present in support of the Angel
Waterfall Alignment.
 December 13, 2024
Page 10

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Valeria Franks at 202-551-7705 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Raaj Narayan